Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

November 29, 2007

PACIFIC ASIA CHINA ENERGY INC. ADVANCES
GUIZHOU CBM PILOT PROJECT TO TEST PHASE

PACIFIC ASIA CHINA ENERGY INC. ("PACE" or "the Company") is pleased to announce that it has completed drilling operations at its Guizhou CBM pilot test project located in south-central China. Three vertical pilot test wells ZY-04-1, ZY-04-2, and ZY-04-3 have been completed and logged. At the third well, where drilling has just been completed, 12 coal seams greater than 1m thick were identified. A fracc stimulation contract has been signed, and is expected to begin by mid-December. Several coal seams are being targeted. An extended production test program to determine sustainable gas flow rates will follow. The pilot production test will enable the Company to model an expected production profile and prepare a NI-5 1-101 compliant reserve calculation .Complete test results are expected by the end of the first calendar quarter of 2008. Interim results will be announced when available.

At the Lohan block, located north of the pilot project area, core well exploration has begun. The first exploration hole, LH-0 1, has reached a depth of 987m. It is expected to be completed in early December. Two additional core wells are planned. (See news release, October 4, 2007)

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.